UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 24, 2020

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Filing of Annual Report Form 1-K

Med-X, Inc. (“Med-X” or the “Company”) will be relying on the Securities and Exchange Commission’s Order under Section 36 of the Securities Exchange Act of 1934 Granting Exemptions From Specified Provisions of the Exchange Act and Certain Rules Thereunder, issued March 26, 2020 (Release No. 33-10768: 34-88492; 39-2531, IC-33832) to delay the filing of its Annual Report on Form 1-K for the year ended December 31, 2019 (the “2019 1-K”) due to circumstances related to COVID-19.  In particular, COVID-19 has caused disruptions in the Company’s normal interactions with its auditors.  Med-X has a small accounting staff and historically Med-X has provided its auditors with full access to work papers and related information.  Historically, personnel from the audit firm at times worked onsite, reviewing and if necessary, making whatever copies of materials they deemed necessary in order to complete the audit.  Because Med-X personnel and audit personnel are now working remotely as much as possible and relying on our staff to scan and email work papers and other documents, the Company’s ability to complete its audit and file the 2019 Form 1-K prior to its due date is delayed.  Notwithstanding the foregoing, the Company expects to file the 2019 Form 1-K no later than June 13, 2020 (which is 45 days from the 2019 Form 1-K’s original filing deadline of April 29, 2020).

In light of the current COVID-19 pandemic, Med-X will be including the following Risk Factor in its 2019 Form 1-K, as may be updated to reflect subsequent events impacting the Company:

The Company is unable to predict the impact of COVID-19 on its business.  The occurrence of an uncontrollable event such as the COVID-19 pandemic may negatively affect our operations. A pandemic typically results in social distancing, travel bans and quarantine, and this may limit access to our facilities, customers, management, support staff and professional advisors. The Company also expects that as COVID-19 expands as a pandemic and state actions are taken that disrupt commerce at all levels of industry, the Company will experience delays in its supply chain.  Although Med-X is taking measures to mitigate the effect of COVID-19 on the Company’s business as much as possible, the Company is unable to predict the overall impact on the Company at this time. These factors, in turn, may not only impact our operations, financial condition and demand for our goods and services but our overall ability to react timely to mitigate the impact of this event. Also, it may hamper our efforts to comply with our filing obligations with the Securities and Exchange Commission.

As State and Federal actions are taken that disrupt commerce at all levels of industry, the Company will experience delays in its supply chain.  Although Med-X is taking measures to mitigate the effect of COVID-19 on the Company’s business as much as possible, the Company is unable to predict the overall impact on the Company at this time.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC. (Exact name of issuer as specified in its charter)

Date: April 28, 2020	By:	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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